Form 10-K405, Exhibit 13
period 1996-12-31
DANNINGER MEDICAL TECHNOLOGY INC
filed 1997-03-27
CIK 731241

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

     At December 31, 1996, the Company had two primary business segments:
Recovery Products focused on orthopedic rehabilitative treatment; and Spinal Implant focused on the development and marketing of spinal implant devices. On March 12, 1997 the Company sold substantially all of the assets and the buyer assumed substantially all of the liabilities of its Recovery Products segment. The results of the Company have been reported so as to segregate the discontinued operations from continuing operations. The management discussion that follows pertains to the Company's continuing operations.

     Shown below for the years indicated are the percentages that certain items in the Company's Consolidated Statement of Operations bear to total revenue.

-----------------------------------------------------------------------------------------------
Year Ended December 31,                                 1996             1995             1994
-----------------------------------------------------------------------------------------------
Revenue                                                100.0%           100.0%           100.0%
Cost of goods sold                                      45.0%            48.8%            41.3%
Sales and marketing                                     33.4             47.8             49.2
General and administrative                              17.1             31.0             37.0
Research and development                                 8.0             21.0             33.9
Interest expense                                         5.1              2.5              0.1
Loss before taxes                                       (8.6)           (51.0)           (61.5)
Income tax benefit                                       9.2             15.8             20.7
Net income (loss)                                        0.6%           (35.2)%          (40.8)%

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996
 AND 1995

         For 1996 net sales increased 110% to $8,572,000 from $4,091,000 for 1995. This increase was primarily a result of the Company's increased penetration into the spinal implant market as the Company continued to increase its distribution network, the number of surgeons using the SYNERGY(TM) Spinal Implant System and its offering of spinal implant products. In the third quarter of 1996, the Company began marketing internationally the titanium version of the SYNERGY(TM) System. The Company received FDA marketing clearance for the posterior portion of the titanium version for sale in the United States in the first quarter of 1997.

         Cost of goods sold was $3,854,000 or 45.0% of net sales for 1996 compared to $1,995,000 or 48.8% for 1995. This decrease as a percentage of sales was primarily related to an inventory allowance established for the Company's Puno/Winter/Byrd spinal implant systems in 1995. Cost of goods sold is affected by the amount of international sales as a percentage of total sales since such sales are sold at a lower margin to our international distributors. On sales of spinal products in the United States, the Company pays a commission to it's independent sales representatives, however, this commission is recorded as a selling expense. The Company continually evaluates material and production costs in an effort to reduce costs on all products.

         Selling, general and administrative expenses decreased to 50.5% of sales in 1996 from 78.8% in 1995. The decrease is primarily attributable to an increase in sales. The Company intends to continue investing in selling and marketing in order to attract quality independent product representatives and to increase its presence in international markets.

         Research and development expenses decreased by $172,000 and as a percentage of sales to 8.0% in 1996 from 21.0% in 1995. The decrease was due to investments in 1995 relating to the FDA approval of the SYNERGY(TM) Spinal Implant System for marketing clearance. In 1996, the Company focused its financial resources in expanding its distribution network in the United States and internationally. In 1997, the Company intends to invest more resources in product development. In March 1997, the Company entered a license agreement to develop a spinal implant cage. The cage is expected to open new market segments for the Company. The Company also is developing a cervical spinal system. The Company continues to explore ways to expand its product lines either through internal development or acquisition.

         In 1996, interest expense increased to 5.1% of sales from 2.5% in 1995 as a result of a $5,250,000 convertible subordinated debenture offering in May 1996.

         The Company recorded a tax benefit of $788,000 in 1996 compared to a tax benefit of $646,000 in 1995. The 1996 effective income tax rate is below statutory tax rates primarily as a result of the reversal of the valuation allowance used to reduce the tax benefit of research and development tax credits and net operating losses. Management believes that the reversal of the valuation allowance is appropriate due to the improved performance of the Company during 1996 and expectations of future profitability. Research and development credit carryforwards were $455,000 at December 31, 1996 and expire at various times through December 31, 2011. Net operating loss carryforwards were approximately $232,000 and expire in 2010.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995
 AND 1994

         Net sales increased 42% to $4,091,000 in 1995 from $2,880,000 in 1994.
The increase was primarily attributable to the Company's receipt of the FDA 510(k) marketing clearance for it's SYNERGY(TM) Spinal System in the third quarter of 1995.

         Cost of goods sold increased as a percentage of sales to 48.8% in 1995 from 41.3% in 1994. The increase was caused by a higher percentage of lower margin sales to international distributors in connection with the introduction of the SYNERGY(TM) Spinal Implant System as well as an inventory allowance established for the Company's Puno/Winter/Byrd spinal implant systems.

         Selling, general and administrative expenses increased to $3,224,000 in 1995 from $2,483,000 in 1994. As a percentage of sales, selling, general and administrative expenses decreased to 78.8% in 1995 from 86.2% in 1994. In 1995, the Company commenced marketing of the SYNERGY(TM) Spinal Implant System in the United States after FDA marketing clearance was received in the third quarter. The increased expenses related to these efforts include, but are not limited to, the expansion of the Company's distribution network, increased surgeon training, and additional promotional and marketing expense. It is anticipated that, as a percentage of sales, these expenses will continue to decrease if sales of spinal implants increase as planned.

         In 1994, research and development expenses decreased as a percentage of sales to 21.0% in 1995 from 33.9% in 1994. However, in actual dollars, the reduction was approximately $118,000 due to increased investment in 1994 relating to the submission of the Synergy(TM) Spinal Implant System to the FDA for marketing clearance.

         In 1995, interest expense increased to 2.5% of sales from 0.1% in 1994 as a result of additional borrowings for working capital.

         The Company recorded a tax benefit of $646,000 in 1995 compared to a tax benefit of $596,000 in 1994. The 1995 effective income tax rate is in excess of statutory tax rates primarily as a result of an increase in the valuation allowance used to reduce the tax benefit of research and development tax credits and net operating losses. Research and development tax credit carryforwards were approximately $367,000 at December 31, 1995, expiring at various times through December 31, 2010. The Company believes that the valuation allowance is appropriate until such time as the operations of its spinal implant products segment becomes profitable.

LIQUIDITY AND CAPITAL RESOURCES

         Working capital increased to $8,241,000 at December 31, 1996 from $3,135,000 at December 31, 1995. The current ratio (ratio of current assets to current liabilities) increased to 2.4 to 1.0 at December 31, 1996 from 1.6 to
1.0 at December 31, 1995.

         Cash flows used in operating activities were $3,181,000 in 1996 compared to $3,402,000 in 1995. The reason for continued use of cash flows from operating activities in 1996 relates to the increases in accounts receivable and inventories. Accounts receivable increased 179% to $4,194,000 at December 31, 1996 from $1,505,000 at December 31, 1995 as a result of the increase in revenues in 1996. Inventories increased 45% to $4,529,000 at December 31, 1996 from $3,134,000 at December 31, 1995 reflecting an increase in inventory to support the higher level of sales of the SYNERGY(TM) Spinal Implant System.

         Cash flows used in investing activities were $544,000 in 1996 compared to $87,000 in 1995 primarily related to leasehold improvements and equipment in the Company's office facilities.

         Cash flows provided by financing activities were $3,325,000 in 1996 compared to $3,642,000 in 1995. The primary source of cash from financing activities in 1996 was the proceeds from the convertible subordinated debenture offering of $4,693,000, net of offering costs of $557,000.

         The nature of the Company's business subjects the Company to product liability and related claims from time to time. The Company believes that it has adequate insurance for its business, but there can be no assurance that the Company's liquidity will not be materially adversely affected by the final resolution of pending cases or future claims.

         At December 31, 1996, the Company had borrowed $1,495,000 of its revolving line of credit. At that date, the Company was in compliance with the financial covenants in the loan facility agreement. If the Company's SYNERGY(TM) Spinal Implant System sales increase as planned, the Company recognizes the need for capital to fully support the anticipated sales growth. Therefore, the Company believes that the funds generated by the divestiture of the Recovery Products business, its bank loan facility, working capital and funds anticipated to be generated by operations will be sufficient to fund the Company's growth plans for the foreseeable future.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        The foregoing statements include forward-looking statements concerning the Company's products, market, cost of goods sold, selling, general and administrative expenses, and research and development. The Company's actual experience may differ materially from that projected above. Factors that might cause the Company's present expectations to not materialize or to change include, but are not limited to, competition, government regulation, the Company's limited sales and marketing experience, dependence on management and the Company's medical advisory board, product liability litigation, product concentration and obsolescence, dependence on suppliers, and other factors discussed in the Company's prior filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 1996.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cross Medical Products, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Cross Medical Products, Inc. and Subsidiaries (formerly Danninger Medical Technology, Inc. and Subsidiaries) as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cross Medical Products, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                /s/ Coopers & Lybrand, L.L.P.
Columbus, Ohio

March 12, 1997


                  CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                            1996       1995
Assets
Current assets:
  Cash and cash equivalents                                  $216
  Accounts receivable, net                                  4,194     $1,505
  Inventories                                               4,529      3,134
  Current assets of discontinued operations                 4,437      3,367
  Other current assets                                        126        143
  Deferred income taxes                                       703         88
                                                      -----------------------
    Total current assets                                   14,205      8,237
                                                      -----------------------
Property and equipment, net                                   784        138

Other assets:
  Intangible assets, net                                      128         58
  Non-current assets of discontinued operations             3,811        762
  Other assets                                                662        133
  Deferred income taxes                                                  170
                                                      =======================
    Total assets                                          $19,590     $9,498
                                                      =======================


                  CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS )

                                                                       1996           1995
Liabilities and Shareholders' Equity
Current liabilities:
  Cash overdraft                                                                       $167
  Current portion, term debt                                          $1,594          3,079
  Current portion, capital lease obligations                              65              2
  Current liabilities of discontinued operations                       2,355          1,175
  Accounts payable                                                     1,265            361
  Accrued liabilities                                                    685            318
                                                             -------------------------------
    Total current liabilities                                          5,964          5,102
                                                             -------------------------------
 Term debt, net of current maturities                                  5,318
                                                             ---------------

Obligations under capital leases, net of current maturities              164              7
                                                             -------------------------------
Non-current liabilities of discontinued operations                     2,452            867
                                                             -------------------------------
Deferred income taxes                                                     44
                                                             ---------------
Commitments and contingencies

Shareholders' equity:
  Common stock, $.01 par value:
  Authorized, 10,000,000 shares; issued and outstanding
    4,936,265 and 4,707,490 shares for 1996
    and 1995, respectively                                                49            47
  Additional paid-in capital                                           4,362         3,367
  Retained earnings                                                    1,389           108
                                                             ------------------------------
                                                                       5,800         3,522
  Less treasury stock, at cost, 17,402 shares                          (152)
                                                             ------------------------------
    Total shareholders' equity                                         5,648         3,522
                                                             ------------------------------
    Total liabilities and shareholders' equity                       $19,590        $9,498
                                                             ==============================
See notes to the consolidated financial statements.




                                  CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF OPERATIONS
                               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   1996              1995              1994

Net sales                                                                        $8,572            $4,091            $2,880
Cost of goods sold                                                                3,854             1,995             1,189
                                                                        ---------------------------------------------------
  Gross margin                                                                    4,718             2,096             1,691
                                                                        ---------------------------------------------------

Sales and marketing                                                               2,863             1,954             1,417
General and administrative                                                        1,467             1,270             1,066
Research and development                                                            687               859               977
                                                                        ---------------------------------------------------
                                                                                  5,017             4,083             3,460
                                                                        ---------------------------------------------------

  Operating loss                                                                  (299)           (1,987)           (1,769)

Interest expense, net                                                             (439)             (101)               (3)
                                                                        ---------------------------------------------------
                                                                                  (439)             (101)               (3)
                                                                        ---------------------------------------------------

Loss from continuing operations before
  income taxes                                                                    (738)           (2,088)           (1,772)
                                                                        ---------------------------------------------------

Income tax benefit:
  Federal:
    Current                                                                       (261)             (549)             (587)
    Deferred                                                                      (527)              (97)               (9)

                                                                        ---------------------------------------------------
                                                                                  (788)             (646)             (596)
                                                                        ---------------------------------------------------
Net income (loss) from continuing operations                                    $    50          $(1,442)          $(1,176)

Net income from discontinued operations (net of
    income taxes of $140, $366 and $532 for
    1996, 1995 and 1994, respectively)                                           1,231             1,083             1,257
                                                                        ---------------- ----------------- ----------------
Net income (loss)                                                               $ 1,281            $(359)               $81
                                                                        ================ ================= =================
Earnings per share:
  Net income (loss) from continuing operations                                  $   .01            $(.31)            $(.25)
                                                                        ================ ================= =================
  Net income from discontinued operations                                          $.25             $.23               $.27
                                                                        ================ ================= =================
  Net income (loss)                                                                $.26            $(.08)              $.02
                                                                        ================ ================= =================
Weighted average shares outstanding
  including common stock equivalents                                          5,004,894         4,661,332         4,695,418
                                                                        ================ ================= =================
See notes to the consolidated financial statements.


                                  CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARIES
                            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                  (IN THOUSANDS)

                                                        Number of                   Additional
                                                         Shares        Common        Paid-In      Retained    Treasury
                                                      Outstanding       Stock        Capital      Earnings      Stock       Total

Balance, January 1, 1993                                    4,431          $44        $2,578         $386          $0     $3,008

  Exercise of stock options  and warrants                     121            2           262                                 264

  Tax benefit from stock
    options exercised                                                                     37                                  37

  Net income                                                                                           81                     81
                                                   -------------------------------------------------------------------------------

Balance, December 31, 1994                                  4,552           46         2,877          467           0      3,390

  Exercise of stock options and warrants                      156            1           402                                 403

  Tax benefit from stock
    options exercised                                                                     88                                  88

  Net loss                                                                                          (359)                  (359)
                                                   -------------------------------------------------------------------------------

Balance, December 31, 1995                                  4,708           47         3,367          108           0      3,522

  Exercise of stock options                                   145            1           383                    (152)        232

  Tax benefit from stock
    options exercised                                                                    113                                 113

  Issuance of common shares to
    purchase business                                          83            1           499                                 500

  Net income                                                                                        1,281                  1,281
                                                   -------------------------------------------------------------------------------

Balance, December 31, 1996                                  4,936          $49        $4,362       $1,389      $(152)     $5,648
                                                   ================================================================================

  See notes to the consolidated financial statements.

                                       5



                                  CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF CASH FLOWS
                               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                  (IN THOUSANDS)

                                                                             1996              1995              1994
Cash flows from operating activities:
  Net income (loss) from continuing operations                                   $   50          $(1,442)          $(1,176)
  Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
    Depreciation and amortization                                                   112                45                22
    Reserves for doubtful accounts                                                   84                17                60
    Deferred income taxes                                                         (527)              (97)               (9)
    Changes in assets and liabilities:
      Accounts receivable                                                       (2,773)             (101)           (1,154)
      Inventories                                                               (1,395)           (1,298)             (677)
      Other assets                                                                  (3)              (48)             (160)
      Accounts payable and accrued liabilities                                    1,271             (478)               681
                                                                       -----------------------------------------------------
      Net cash used in continuing operations                                    (3,181)           (3,402)           (2,413)
      Net cash provided by discontinued operations                                  903             1,091             1,857
                                                                       -----------------------------------------------------
        Net cash used in operating activities                                   (2,278)           (2,311)             (556)
                                                                       -----------------------------------------------------

Cash flows from investing activities:
  Expenditures for patents rights                                                  (70)
  Purchases of property and equipment                                             (474)              (87)              (73)
                                                                       -----------------------------------------------------
      Net cash used in continuing operations                                      (544)              (87)              (73)
      Net cash used in discontinued operations                                  (1,106)              (75)              (17)
                                                                       -----------------------------------------------------
        Net cash used in investing activities                                   (1,650)             (162)              (90)
                                                                       -----------------------------------------------------



                                  CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENT OF CASH FLOWS

                               FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                                  (IN THOUSANDS)

                                                                                   1996              1995              1994
Cash flows from financing activities:

  Proceeds from term debt                                                        $1,595            $3,079
  Proceeds from convertible subordinated
    debenture offering                                                            5,250
  Repayment of term debt and capitalized lease obligations                       (3,028)               (7)              $(7)
  Debt issue costs                                                                 (557)
  Proceeds from exercise of stock options                                           232               403               264
  Cash overdraft                                                                   (167)              167
                                                                       -----------------------------------------------------
      Net cash provided by continuing operations                                  3,325             3,642               257
      Net cash provided by (used in) discontinued operations                        819            (1,172)              345
                                                                       -----------------------------------------------------
        Net cash provided by financing activities                                 4,144             2,470               602
                                                                       -----------------------------------------------------

      Net increase (decrease) in cash                                               216                (3)              (44)
Cash and cash equivalents beginning of year                                           0                 3                47
                                                                       =====================================================
      Cash and cash equivalents end of year                                        $216                $0                $3
                                                                       =====================================================

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
      Interest                                                                     $356              $101                $3
                                                                       =====================================================
      Income taxes (refunds)                                                       $(79)              $28               $97
                                                                       =====================================================
See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS:

     Prior to March 12, 1997, Cross Medical Products, Inc. and Subsidiaries (the "Company"), formerly known as Danninger Medical Technology, Inc. and Subsidiaries, was engaged in two distinct business segments of the orthopedic device industry: 1) the design, manufacture, distribution and rental of orthopedic rehabilitation products ("recovery products") and 2) the design, manufacture and marketing of implants and instruments for the surgical treatment of degenerative diseases, deformities and trauma of the spine ("spinal implants"). On March 12, 1997, the Company sold substantially all of the assets and liabilities related to the recovery products segment (See Note 10). Effective March 21, 1997 Danninger Medical Technology, Inc. changed its name to Cross Medical Products, Inc.

     In 1992, the Company received the Food & Drug Administration (FDA) 510(k) marketing clearance for general distribution of its Puno/Winter/Byrd (PWB) Lumbosacral System. In 1995, the Company received FDA 510(k) marketing clearance for general distribution of its SYNERGY(TM) Spinal Implant System. In January 1997, the Company received FDA 510(k) marketing clearance for general distribution of its titanium SYNERGY(TM) Spinal Implant System.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies followed in preparation of these consolidated financial statements:

BASIS OF PRESENTATION:

     The accompanying consolidated financial statements reflect the reclassification of the recovery products segment as discontinued operations. Assets and liabilities of the discontinued operations exclude assets and liabilities to be retained by the Company. Income from discontinued operations has been adjusted for the effect of the allocation of certain general corporate overhead costs associated with continuing operations. Interest expense has been allocated to continuing operations based upon specific identification of indebtedness to be retained. All significant intercompany accounts and transactions have been eliminated. Unless otherwise stated, the notes to the financial statements disclose information related to continuing operations.

ACCOUNTING ESTIMATES:

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues expenses during the reporting period. The most significant of these estimates are related to the allowance for doubtful accounts, inventory valuation reserves, amortization of intangible assets, valuation allowance on deferred tax assets, depreciation of property and equipment and accrued liabilities including product liability claims. Actual results could differ from those estimates.

EARNINGS PER SHARE:

     Primary earnings per share is calculated based on the weighted average number of common shares outstanding and common share equivalents. Common share equivalents include options and warrants to purchase common shares that are potentially dilutive using the treasury stock method.

CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES:

     Inventories are valued at the lower of first-in, first-out cost or market and consisted of the following (in thousands):

                                                1996                    1995
  Raw materials                                 $125                     $17
  Finished goods                               3,194                   2,356
  Consigned inventory                          1,210                     761
                                               -----                     ---
                                              $4,529                  $3,134
                                              ======                  ======

PROPERTY AND EQUIPMENT:

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method at rates designed to amortize the costs of such items over estimated useful lives. Depreciation expense for the years ended December 31, 1996, 1995 and 1994 was $64,000, $44,000 and $22,000, respectively.

     Expenditures for major improvements are capitalized, while expenditures for repairs and maintenance are charged to operations as incurred. When property and equipment are retired or sold, the cost and related accumulated depreciation or amortization are removed from the accounts with any gain or loss reflected in the results of operations.

     Property and equipment are comprised of (in thousands):

                                                   1996              1995
  Machinery and equipment                          $906              $479
  Office furniture and fixtures                      94                 4
  Computer equipment                                106                19
  Leasehold improvements                            131                25
                                        ----------------------------------
                                                  1,237               527
  Less accumulated depreciation                     453               389
                                        ----------------------------------
                                                   $784              $138
                                        ==================================

INTANGIBLE ASSETS:

     Intangible assets include patents which are amortized on a straight-line basis over their estimated useful lives of seventeen years. Amortization begins at the time the patent is granted. Management periodically evaluates the recoverability of intangible assets based on estimated undiscounted future cash flows. Amortization expense for the years ended December 31, 1996, 1995 and 1994 was $2,000, $1,000 and $0, respectively. Accumulated amortization of intangible assets was $3,000 and $1,000 at December 31, 1996 and 1995, respectively.

REVENUE RECOGNITION:

     Revenue from the sales of product is recognized upon shipment. Revenue from the sales of consigned inventory is recorded upon receipt of written acknowledgment from distributors that the surgical procedure has been completed.

     Allowance for doubtful accounts was $95,000 and $79,000 at December 31, 1996 and 1995, respectively.

INCOME TAXES:

     Income tax provisions are determined using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities and net operating loss and tax credit carryforwards for which income tax benefits will be realized in future years using enacted rates. Valuation allowances are provided against deferred tax assets based on estimated future recoverability of the assets.

NEW ACCOUNTING STANDARDS:

     In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of this statement had no effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1996.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which establishes new standards for computing and presenting earnings per share. This statement is effective for periods ending after December 15, 1997. The Company has not yet determined the effect of adopting this statement.

3.    TERM DEBT:

Term debt at December 31, 1996 and 1995 was:

                                                           1996            1995
                                                              (in thousands)
  Revolving credit agreement                             $1,495          $3,000

  Convertible Subordinated Debentures, due in             5,250
       June 2003 plus interest at 8.5%, payable
       semi-annually

  Note payable, due in monthly installments of               88
       $1,666 plus interest at prime plus .75%,
       maturing in May 2001

  Note payable, related party, payable on demand             79              79
       with interest at 8%, payable annually

                                                    ------------- --------------
                                                          6,912           3,079
  Less current maturities                                 1,594           3,079
                                                    ============= ==============
                                                         $5,318              $0
                                                    ============= ==============

       The prime rate was 8.25% at December 31, 1996.

     Under the terms of the revolving credit agreements, the Company may borrow up to $3,000,000 at the bank's prime interest rate plus .5%. The weighted average borrowing rate on short-term borrowings outstanding was 8.80% and 9.31% at December 31, 1996 and 1995, respectively. The borrowings on the revolving credit agreements are due on June 30, 1997. The agreements contain financial covenants requiring the Company to maintain certain financial ratios and limits on the Company's ability to pay dividends. Effective December 31, 1996, the bank amended certain financial covenants in the loan facility agreement. Substantially all of the Company's assets are pledged as collateral on the revolving credit agreement and other term debt.

     Term debt includes $5,250,000 of Convertible Subordinated Debentures ("Debentures") at 8.5% interest, due June 1, 2003. The Debentures are convertible prior to maturity or redemption into the Company's Common Stock at $8.125 per share beginning July 1, 1999. The Company will be obligated to redeem Debentures tendered by June 1, 1999 at their fair amount plus accrued interest. Redemption may be accelerated in the event of a change in control of the Company and in certain other circumstances as described in the bond indenture. The Debentures contain certain covenants with respect to default of interest and redemption of payments and defaults under other indebtedness of the Company in excess of $1,000,000.

     Other assets include approximately $557,000 of offering costs related to issuance of the Debentures. Amortization of such costs of $46,000 for the year ended December 31, 1996 are included in interest expense. Accumulated amortization as of December 31, 1996 was $46,000.

     During 1995, the Company obtained a loan from a split-dollar life insurance policy in the irrevocable life trust of a significant shareholder and director at an interest rate of 8%, payable on the anniversary date of the loan.

Term debt maturities (in thousands):
                                 1997                      $1,594
                                 1998                          20
                                 1999                          20
                                 2000                          20
                                 2001                           8
                         Thereafter                         5,250
                         ----------------------------------------
                                                           $6,912

4. RENTAL AND LEASE AGREEMENTS:

The Company leases its offices and manufacturing facility under an operating lease agreement which will expire on May 31, 2001. Total rent expense from continuing operations was $103,000, $42,000 and $34,000 in 1996, 1995, and 1994,
respectively.

     The Company leases certain office and computer equipment under noncancelable lease agreements that are accounted for as capitalized leases. The leases provide that the Company pay taxes, insurance and maintenance expenses related to the equipment. Leased equipment from continuing operations under capital leases is included in the accompanying consolidated balance sheet as property and equipment with an aggregate cost of $272,000 and $32,000, and accumulated depreciation of $37,000 and $23,000 at December 31, 1996 and 1995, respectively. New capital lease obligations in 1996 were $236,000.

     Future minimum payments under capital and operating leases are as follows
(in thousands):

                                                                    Capital
           Year Ending December 31,                                  Leases     Operating
           -------------------------------------------------------------------------------
           1997                                                         $85          $267
           1998                                                          85           270
           1999                                                          70           273
           2000                                                          20           276
           2001                                                          10           115
                                                              ---------------------------
           Total minimum lease payments                                 270        $1,201
                                                                                ==========
             Less amount representing interest                           41
                                                              --------------
                                                                        229
               Less current maturities                                   65
                                                              --------------
                 Long-term obligations
                   under capital leases                                $164
                                                              =============


5. FEDERAL INCOME TAX:

The components of the net deferred tax asset are (in thousands):

  Temporary differences:                           1996            1995
  Deferred tax assets
      Accounts receivable                           $32             $27
      Inventories                                   103             123
      Reserve for product liability                  34
      Net operating loss                             79             295
      Tax credit carryforwards                      455             367
                                            ----------------------------
      Total deferred tax asset                      703             812

      Less valuation allowance                                    (547)

  Deferred tax liability

      Property and equipment                       (44)             (7)
                                            ----------------------------
  Net deferred tax asset                           $659            $258
                                            ============================


  The current and non-current components of the net deferred tax asset recognized in the balance sheet are (in thousands):

  ----------------------------------------------------------------------
                                                   1996            1995
  ----------------------------------------------------------------------
  Net current asset                                $703             $88

  Net non-current asset                                             170

  Net non-current liability                          44

                                            ------------- --------------
  Net asset                                        $659            $258
                                            ============= ==============

     The Company previously established a valuation allowance for the future recoverability of deferred tax assets. The allowance was established based on the Company's historical experience of paying federal income taxes at alternative minimum tax rates and expected limitations on the future use of research and development and alternative minimum tax credit carryforwards. During the fourth Quarter of 1996, the Company reversed the previously established valuation allowance based on the improved performance of the spinal implant segment during 1996 and expectations of future profitability. Research and development credit carryforwards were $455,000 at December 31, 1996 and expires as follows: $95,000 in 2006, $63,000 in 2007, $92,000 in 2008, $82,000
in 2009 and $35,000 in 2010, and $88,000 in 2011. Net operating loss tax carryforwards of approximately $232,000 expire in 2010.


The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate (in thousands):

  ----------------------------------------------------------------------------------
                                                    1996          1995         1994
  ----------------------------------------------------------------------------------
  Income tax benefit
    at statutory rates                            $(251)        $(710)       $(602)

  Increase (reduction) in taxes resulting from:
    Research and development
      tax credits                                   (88)          (35)         (82)

    Valuation allowance                            (459)           101           91

    Other permanent differences                       10           (2)          (3)
                                             ---------------------------------------
      Total income tax benefit                    $(788)        $(646)       $(596)
                                             =======================================

     Tax benefits credited to equity for stock options exercised were $113,000, $88,000 and $37,000 for the years ending December 31, 1996, 1995 and 1994, respectively.

6. SHAREHOLDERS' EQUITY:
Pursuant to a license agreement for a patent on certain implant devices, the Company issued warrants to purchase 150,000 shares of common stock at $2.75 each. The warrants vested 50% in each of February 1994 and 1995 and were exercisable through February 1998. The warrants were exercised for 100,000 and 50,000 shares of common stock during 1995 and 1994, respectively.

     At December 31, 1996, the Company has three stock-based compensation plans, which are described below.

     In January 1984, the Company adopted an Incentive Stock Option Plan (Incentive Plan) which expired on January 27, 1994. The Incentive Plan was administered by the Compensation Committee of the Board of Directors (the Committee) and provided that options be granted to key employees at exercise prices no less than market value on the date the option was granted. All options currently outstanding vest pro rata over five years beginning one year from date of grant and expire six years from date of grant. The Company has reserved 750,000 shares of its common stock for distribution under the Incentive Plan.

Changes in stock options are:
  ------------------------------------------------------------------------------------------------
                                                           Number of          Weighted Average
                                                            Shares              Option Price
  ------------------------------------------------------------------------------------------------
  1994
      Outstanding at January 1, 1994                             229,600                    $2.29
      Granted                                                     82,500                    $1.94
      Exercised                                                   14,640                    $1.82
      Canceled                                                     1,960                    $1.11
                                                       -------------------
      Outstanding at December 31, 1994                           295,500                    $2.22
                                                       ===================
      Options exercisable at December 31, 1994                   122,200

  1995
      Outstanding at January 1, 1995                             295,500                    $2.22
      Granted                                                          0
      Exercised                                                   20,100                    $1.73
      Canceled                                                     6,400                    $2.16
                                                       -------------------
      Outstanding at December 31, 1995                           269,000                    $2.26
                                                       ===================
      Options exercisable at December 31, 1995                   160,000

  1996
      Outstanding at January 1, 1996                             269,000                    $2.26
      Granted                                                          0
      Exercised                                                  124,441                    $2.42
      Canceled                                                     4,000                    $2.38
                                                       -------------------
      Outstanding at December 31, 1996                           140,559                    $2.11
                                                       ===================
      Options exercisable at December 31, 1996                    88,459

     As of December 31, 1996, the options outstanding under the Incentive Plan have exercise prices between $1.75 and $2.9375 and a weighted-average remaining contractual life of 2.2 years. The remaining options become exercisable in 1997
- 24,700 shares; 1998 - 13,700 shares; 1999 - 13,700 shares. Certain options exercised in 1996 resulted from the exchange of 65,841 shares held by the participants based on the then current market value of $152,268 for 17,402 common shares under option.

     In April 1984, the Company adopted a Nonstatutory Stock Option Plan (Nonstatutory Plan) which expired on April 26, 1994. The Nonstatutory Plan specified that options be granted to officers, directors, advisors and key employees at a price specified by the Board of Directors on the date the option was granted. The options vest pro rata over a period of up to five years beginning one year from date of grant and expire six years from date of grant. The Company has reserved 300,000 shares for distribution under the Nonstatutory Plan.

Changes in stock options are:

  -------------------------------------------------------------------------------------------------
                                                           Number of           Weighted Average
                                                             Shares              Option Price
  -------------------------------------------------------------------------------------------------
  1994
      Outstanding at January 1, 1994                              160,000                    $2.23
      Granted                                                       5,000                    $1.94
      Exercised                                                    56,000                    $1.77
      Canceled                                                     11,500                    $2.34
                                                       --------------------
      Outstanding at December 31, 1994                             97,500                    $2.47
                                                       ====================
      Options exercisable at December 31, 1994                     87,500

  1995
      Outstanding at January 1, 1995                               97,500                    $2.47
      Granted                                                           0
      Exercised                                                    26,000                    $2.25
      Canceled                                                          0
                                                       --------------------
      Outstanding at December 31, 1995                             71,500                    $2.42
                                                       ====================
      Options exercisable at December 31, 1995                     71,500

  1996
      Outstanding at January 1, 1996                               71,500                    $2.42
      Granted                                                           0
      Exercised                                                    14,000                    $2.37
      Canceled                                                          0
                                                       --------------------
      Outstanding at December 31, 1996                             57,500                    $2.59
                                                       ====================
      Options exercisable at December 31, 1996                     57,500

     As of December 31, 1996, the options outstanding under the Nonstatutory Plan have exercise prices between $1.94 and $2.94 and a weighted-average remaining contractual life of 1.5 years.

     In February 1994, the Company adopted the 1994 Stock Option Plan (1994
Plan). The 1994 Plan was intended to replace both the Incentive Plan and the Nonstatutory Plan. The 1994 Plan is administered by the Committee. The 1994 Plan provides for the granting of nonstatutory or incentive options to directors, consultants, advisors, or key employees of the Company who are selected by the Committee. Vesting periods are determined by the Committee. The Company has reserved 600,000 shares for distribution under the 1994 Plan.

Changes in stock options are:

  -------------------------------------------------------------------------------------------------
                                                           Number of           Weighted Average
                                                             Shares              Option Price

  -------------------------------------------------------------------------------------------------
  1994
      Granted                                                      45,000                    $3.50
      Exercised                                                         0
      Canceled                                                          0
                                                       --------------------
      Outstanding at December 31, 1994                             45,000                    $3.50
                                                       ====================
      Options exercisable at December 31, 1994                          0

  1995
      Outstanding at January 1, 1995                               45,000                    $3.50
      Granted                                                     150,000                    $5.64
      Exercised                                                    10,000                    $3.50
      Canceled                                                      9,000                    $4.25
                                                       --------------------
      Outstanding at December 31, 1995                            176,000                    $5.28
                                                       ====================
      Options exercisable at December 31, 1995                     45,000
      Weighted-average fair value of options
          granted during 1995                                                                $1.78

  1996
      Outstanding at January 1, 1996                              176,000                    $5.28
      Granted                                                     164,000                    $6.63
      Exercised                                                     7,000                    $4.25
      Canceled                                                     14,000                    $5.10
                                                       --------------------
      Outstanding at December 31, 1996                            319,000                    $6.01
                                                       ====================
      Options exercisable at December 31, 1996                    142,350
      Weighted-average fair value of options
          granted during 1996                                                                $2.10

  As of December 31, 1996, the options outstanding under the 1994 Plan have exercise prices between $3.50 and $8.875 and a weighted-average remaining contractual life of 4.7 years. The remaining options become exercisable in 1997 - 63,850 shares; 1998 - 31,600 shares; 1999 -
31,600 shares; 2000 - 31,600 shares; 2001 - 18,000 shares.

  The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. There has been no compensation cost charged against income for its stock option plans in 1994, 1995, and 1996. Had compensation cost for the Company's three stock option plans been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands):


                                                           1996              1995
                                                           ----              ----
  Net income (loss)        As reported                   $1,281            $(359)
                           Pro forma                     $1,085            $(450)

  Earnings per share       As reported                    $0.26           $(0.08)
                           Pro forma                      $0.22           $(0.10)


     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 7% expected life of 5 years and expected volatility of 57%.

7. EMPLOYEE BENEFIT PLAN:
In January 1992, the Company adopted a 401(k) profit sharing plan (the Plan) covering substantially all employees. Pursuant to the Plan, employees may make voluntary contributions, and the Company may make matching contributions based on 25% of the employee's contribution, up to 4% of the employee's salary, subject to certain limitations. The Company expensed matching contributions of $7,000, 6,000 and $4,000 during 1996, 1995 and 1994, respectively.

8. FOURTH QUARTER ADJUSTMENTS:
During the fourth quarter of 1996, the Company increased the reserve for product liabilities by $70,000 and recognized income of $459,000 from the reversal of a valuation allowance provided against deferred tax assets. During the fourth quarter of 1995, the Company recognized income for the recovery of previously provided valuation allowances of approximately $120,000 relating to inventory which previously was thought to be slow moving. Subsequent to the previous decision to provide a valuation allowance for this inventory, sales continued to support a lower valuation allowance.

9. ACQUISITION OF BUSINESS:
During 1995, the Company acquired TROM, Inc., a company that rents and sells durable medical equipment to orthopedic patients. The acquisition has been accounted for on the purchase method. The purchase included assets of $95,000 and the assumption of liabilities of $196,000. Non-current assets of discontinued operations in the accompanying consolidated balance sheet includes $101,000 of goodwill which is being amortized over five years.

     In September 1996, the Company acquired all of the outstanding stock of Surgical & Orthopedic Specialties, Inc. (SOS) for approximately $3.0 million. The acquisition has been accounted for on the purchase method. The consideration was comprised of $1.0 million cash, $0.5 million in common stock (83,334 shares), $1.5 million in a seller financed note payable. SOS is engaged in the rental of recovery products. Non-current assets of discontinued operations in the accompanying consolidated balance sheet includes approximately $2.5 million of goodwill resulting from this transaction which is being amortized over 20 years. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The results of operations of SOS have been included in the Consolidated Statements of Operations from the acquisition date and classified as discontinued operations.


           Business acquired (in thousands):

           Fair value of assets                        $3,767
           Fair value of liabilities                    (818)
           Common stock issued                          (500)
           Acquisition indebtedness                   (1,500)
                                                      -------
           Net cash paid                                 $949
                                                      =======

10. SALE OF BUSINESS:
On March 12, 1997, the Company entered into an agreement to sell the recovery products segment for approximately $8.6 million in cash and the assumption of approximately $5 million of debt and other liabilities. The buyer also acquired 30,000 restricted shares of the Company's common stock for $243,750. The purchase price is subject to adjustment if the net tangible book value is outside a range as defined in the agreement. In connection with the sale, the Company agreed to retain cash, leasehold improvement, other assets and certain related accrued liabilities and leases of the discontinued segment.

11. COMMITMENTS AND CONTINGENCIES:
The range of estimated product liability exposures was $100,000 to $230,000. The Company has provided a reserve for these exposures of $100,000.

     In 1996, the Company maintained a claims made product liability insurance policy with $50,000 per occurrence and $250,000 aggregate retention limits. Beyond these retention limits, the policy covers aggregate insured claims made during each policy year up to $5,000,000. Effective January 1, 1997, the Company revised its product liability insurance policy with the recovery products business having a $75,000 per occurrence and $250,000 aggregate retention limits and the spinal implant business having a $100,000 per occurrence and $500,000 aggregate retention limits. The new policy covers aggregate insured claims made during each policy year up to $5,000,000. For spinal implant claims incurred before January 1, 1997, and filed after such date, the Company's aggregate insured claims limit equals the outstanding balance as of December 31, 1996. For spinal implant claims incurred after December 31, 1996, the new policy limits would apply.

     The Company and other spinal implant manufacturers have been named as defendants in various class action product liability lawsuits alleging that the plaintiffs were injured by spinal implants supplied by the Company and others. All such lawsuits were consolidated for pretrial proceedings in the Federal District Court for the Eastern District of Pennsylvania, and on February 22, 1995, the plaintiffs were denied class certification. In response to the denial of class certification, a large number of additional individual lawsuits have been filed alleging, in addition to damages from spinal implants, a conspiracy among manufacturers, physicians and other spinal implant industry members. Approximately 500 such lawsuits have been filed in which the Company is a party. Approximately fifteen of such cases involve individual plaintiffs utilizing implants supplied by the Company. The Company cannot estimate precisely at this time the number of such lawsuits that may eventually be filed. The vast majority of such lawsuits are pending in federal courts and are in preliminary stages. Discovery proceedings, including the taking of depositions, have commenced in certain of the lawsuits. Plaintiffs in these cases typically seek relief in the form of monetary damages, often in unspecified amounts. While the aggregate monetary damages eventually sought in all of such individual actions is substantial and exceeds the limits of the Company's product liability insurance policies, the Company believes that it has affirmative defenses, including, without limitation, preemption, and that these individual lawsuits are otherwise without merit. An estimate of the amount of loss cannot be made as the Company does not have sufficient information on which to base an estimate. All pending cases are being defended by the Company's insurance carrier, in some cases under a reservation of rights. There can be no assurance, however, that the $5,000,000 per annum limit of the Company's coverage will be sufficient to cover the cost of defending all lawsuits or the payment of any amounts that may be paid in satisfaction of any settlements or judgments. Further, there can be no assurance that the Company will continue to be able to obtain sufficient amounts of product liability insurance coverage at commercially reasonable premiums.

     In addition to the above, in the ordinary course of business the Company has been named as a defendant in various other legal proceedings. These actions, when finally concluded, will not, in the opinion of management, have a material adverse affect upon the financial position or results of operations of the Company. However, there can be no assurance that future quarterly or annual operating results will not be materially adversely affected by the final resolution of these matters.

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable (domestic and international). The Company follows certain guidelines in determining the credit-worthiness of domestic and foreign customers. The credit risk associated with each customer and each country is reviewed before a credit decision is made. All international sales are denominated in U.S. dollars.

     The Company has royalty agreements with the inventors of the spinal implant systems. The Company is obligated to pay the inventors 6.5% (and increasing 1/2% annually up to 8%) of the net sales of these spinal implant products.

     International sales were $4,200,000, $1,400,000 and $1,100,000, in 1996, 1995 and 1994, respectively. Sales to individual customers constituting more than 10% of net sales were $1,837,000, $652,000 and $716,000 in 1996, 1995 and 1994, respectively. Accounts receivable include amounts from two customers of approximately $1,500,000 million at December 31, 1996.

SHAREHOLDERS INFORMATION
STOCK PRICE AND DIVIDEND INFORMATION:

The Company's Common Stock has been traded in the over-the-counter market since July, 1987, and been listed on the National Association of Securities Dealers Automated Quotation System since October, 1988. The following table sets forth, for the periods indicated the high and low bid prices for the Company's Common Stock in the over-the-counter market as reported by the NASDAQ System. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.
     Effective March 21, 1997 the Company changed its name to Cross Medical Products, Inc. and is currently trading under the NASDAQ symbol "CRSS".
     There has been no cash dividend declared or paid on the Company's outstanding Common Stock during the three most recent fiscal years. The Company presently intends to retain substantially all of its earnings to finance the growth and development of its business and, therefore, does not expect to pay any cash dividends in the foreseeable future.
     As of March 27, 1997, the following broker-dealer firms made a market in Cross Medical Products, Inc's Common Stock.

     Charles M. Blarr & Co., Inc.

     Herzog, Heine, Geduld, Inc.

     Mayer & Schweitzer, Inc.

     McDonald & Company Securities, Inc.

     NatCity Investment Inc.

     The Ohio Company

     Paine Webber, Incorporated

     Rodman & Renshaw, Inc.

     Sherwood Securities

     Wedbush Morgan Securities, Inc.

                                              High                  Low
  -----------------------------------------------------------------------------
  1995

  First Quarter                               $4.375                $3.875

  Second Quarter                              $10.00                $4.00

  Third Quarter                               $10.50                $7.125

  Fourth Quarter                              $7.875                $5.375
  -----------------------------------------------------------------------------
  1996

  First Quarter                               $8.00                 $5.75

  Second Quarter                              $9.00                 $6.25

  Third Quarter                               $7.50                 $5.25

  Fourth Quarter                              $9.00                 $6.25
  -----------------------------------------------------------------------------
