Form 10-K, Exhibit 13
period 1997-12-31
CROSS MEDICAL PRODUCTS INC /DE
filed 1998-03-30
CIK 731241

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cross Medical Products, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Cross Medical Products, Inc. and Subsidiary (formerly Danninger Medical Technology, Inc. and Subsidiaries) as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cross Medical Products, Inc. and Subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.
Columbus, Ohio
February 4, 1998, except for
Note 11, for which the date
is February 11, 1998


                      CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996
                                  (IN THOUSANDS)

                                                                 1997            1996
                                                                 ----            ----
Assets
Current assets:
  Cash and cash equivalents                                     $ 1,588         $   216
  Investments                                                     1,500
  Accounts receivable, net                                        4,304           4,194
  Inventories                                                     8,459           4,529
  Current assets of discontinued operations                                       4,437
  Other current assets                                              207             126
  Deferred income taxes                                             883             703
                                                                -------         -------
    Total current assets                                         16,941          14,205
                                                                -------         -------

Property and equipment, net                                         970             784

Other assets:
  Intangible assets, net                                            183             128
  Non-current assets of discontinued operations                                   3,811
  Other assets                                                      668             662
                                                                -------         -------
   Total assets                                                 $18,762         $19,590
                                                                =======         =======

                    CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARY
                             CONSOLIDATED BALANCE SHEET
                             DECEMBER 31, 1997 AND 1996
                        (IN THOUSANDS EXCEPT SHARE AMOUNTS )

                                                                 1997            1996
                                                                 ----            ----
Liabilities and Shareholders' Equity
Current liabilities:
  Current portion, term debt and capital lease obligations      $    95         $ 1,659
  Current liabilities of discontinued operations                                  2,355
  Accounts payable                                                  992           1,265
  Accrued liabilities                                               821             620
  Accrued disposition costs                                         610
  Accrued income taxes                                            1,067              65
                                                                -------         -------
    Total current liabilities                                     3,585           5,964
                                                                -------         -------

Term debt, net of current maturities                              5,080           5,318
                                                                -------         -------

Obligations under capital leases, net of current maturities          44             164
                                                                -------         -------

Non-current liabilities of discontinued operations                                2,452
                                                                                -------

Deferred income taxes                                                55              44
                                                                -------         -------

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value:
    Authorized, 10,000,000 shares; no shares issued and
    outstanding
  Common stock, $.01 par value:
    Authorized, 40,000,000 shares; issued and outstanding
    5,224,314 and 4,936,265 shares for 1997 and 1996,
    respectively                                                     53              49
  Additional paid-in capital                                      6,948           4,362
  Retained earnings                                               2,997           1,389
                                                                -------         -------
                                                                  9,998           5,800
  Less treasury stock, at cost, 17,402 shares                                      (152)
                                                                -------         -------
    Total shareholders' equity                                    9,998           5,648

    Total liabilities and shareholders' equity                  $18,762         $19,590
                                                                =======         =======
See notes to the consolidated financial statements.


                   CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   1997            1996            1995
                                                                ----------      ----------      ---------
Net sales                                                       $  12,918       $   8,572       $  4,091
Cost of goods sold                                                  5,923           3,854          1,995
                                                                ----------      ----------      ---------
  Gross margin                                                      6,995           4,718          2,096
                                                                ----------      ----------      ---------

Selling, general and administrative                                 6,689           4,330          3,224
Research and development                                            1,226             687            859
                                                                ----------      ----------      ---------
                                                                    7,915           5,017          4,083
                                                                ----------      ----------      ---------

  Operating loss                                                     (920)           (299)        (1,987)

Interest expense, net                                                (426)           (439)          (101)
                                                                ----------      ----------      ---------
Loss from continuing operations before income taxes                (1,346)           (738)        (2,088)
                                                                ----------      ----------      ---------

Income tax benefit:
  Federal:
    Current                                                          (321)           (261)          (549)
    Deferred                                                         (163)           (527)           (97)
                                                                ----------      ----------      ---------
                                                                     (484)           (788)          (646)
                                                                ----------      ----------      ---------

Net income (loss) from continuing operations                         (862)             50         (1,442)
                                                                ----------      ----------      ---------

Net income from discontinued operations (net of income
  taxes of $168, $140 and $366 for 1997, 1996 and 1995,
  respectively)                                                       290           1,231          1,083

Gain on sale of discontinued operations (net of income
  taxes of $1,400)                                                  2,180
                                                                ----------      ----------      ---------
Net income from discontinued operations                             2,470           1,231          1,083

Net income (loss)                                               $   1,608       $   1,281       $   (359)
                                                                ==========      ==========      =========

Basic earnings per share:
  Net income (loss) from continuing operations                  $    (.17)      $     .01       $   (.31)
                                                                ==========      ==========      =========
  Net income from discontinued operations                             .49             .26            .23
                                                                ==========      ==========      =========
  Net income (loss)                                             $     .32       $     .27       $   (.08)
                                                                ==========      ==========      =========

Diluted earnings per share:
  Net income (loss) from continuing operations                  $    (.17)      $     .01       $   (.31)
                                                                ==========      ==========      =========
  Net income from discontinued operations                             .49             .26            .23
                                                                ==========      ==========      =========
  Net income (loss)                                             $     .32       $     .27       $   (.08)
                                                                ==========      ==========      =========

Weighted average shares outstanding used in basic and
diluted earnings per share calculations                         5,065,294       4,772,082       4,661,332
                                                                ==========      ==========      =========

See notes to the consolidated financial statements.

                    CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                         Number of                      Additional
                                          Shares          Common          Paid-In        Retained        Treasury
                                        Outstanding       Stock           Capital        Earnings         Stock           Total
                                        ----------      ---------       ----------      ----------      ----------      ----------
Balance, January 1, 1995                    4,552       $     46        $   2,877       $     467       $       0       $   3,390

  Exercise of stock options and warrants      156              1              402                                             403

  Tax benefit from stock options exercised                                     88                                              88

  Net loss                                                                                   (359)                           (359)
                                        ----------      ---------       ----------      ----------      ----------      ----------
Balance, December 31, 1995                  4,708             47            3,367             108               0           3,522

  Exercise of stock options                   145              1              383                            (152)            232

  Tax benefit from stock options exercised                                    113                                             113

  Issuance of common shares to purchase
    business                                   83              1              499                                             500

  Net income                                                                                1,281                           1,281
                                        ----------      ---------       ----------      ----------      ----------      ----------
Balance, December 31, 1996                  4,936             49            4,362           1,389            (152)          5,648

  Exercise of stock options                    26              1              157                                             158

  Retirement of treasury stock                                               (152)                            152

  Options granted in exchange for services                                    172                                             172

  Sale of common stock                        241              2            2,240                                           2,242

  Converted debentures                         21              1              169                                             170

  Net income                                                                                1,608                           1,608
                                        ----------      ---------       ----------      ----------      ----------      ----------
Balance, December 31, 1997                  5,224       $     53        $   6,948       $   2,997       $       0       $   9,998
                                        ==========      =========       ==========      ==========      ==========      ==========

See notes to the consolidated financial statements.


                    CROSS MEDICAL PRODUCTS, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                   1997            1996            1995
                                                                ----------      ----------      ----------
Cash flows from operating activities:
  Net income (loss) from continuing operations                  $    (862)      $      50       $  (1,442)
  Adjustments to reconcile net income (loss) to net cash
      used in operating activities:
    Depreciation and amortization                                     369             112              45
    Reserves for doubtful accounts                                     77              84              17
    Deferred income taxes                                            (163)           (527)            (97)
    Changes in assets and liabilities:
      Accounts receivable                                            (187)         (2,773)           (101)
      Inventories                                                  (3,931)         (1,395)         (1,298)
      Other assets                                                   (170)             (3)            (48)
      Accounts payable and accrued liabilities                       (383)          1,271            (478)
                                                                ----------      ----------      ----------
  Net cash used in continuing operations                           (5,250)         (3,181)         (3,402)
  Net cash provided by discontinued operations                         92             903           1,091
                                                                ----------      ----------      ----------
      Net cash used in operating activities                        (5,158)         (2,278)         (2,311)
                                                                ----------      ----------      ----------

Cash flows from investing activities:
  Expenditures for patents rights                                     (60)            (70)
  Purchase of investment                                           (1,500)
  Purchases of property and equipment                                (408)           (474)            (87)
                                                                ----------      ----------      ----------
    Net cash used in continuing operations                         (1,968)           (544)            (87)
    Net cash used in discontinued operations                          (91)         (1,106)            (75)
    Cash received from sale of Recovery Products segment            8,177
                                                                ----------      ----------      ----------
      Net cash provided by (used in) investing activities           6,118          (1,650)           (162)
                                                                ----------      ----------      ----------

Cash flows from financing activities:
  Proceeds from term debt                                                           1,595           3,079
  Proceeds from convertible subordinated debenture offering                         5,250
  Repayment of term debt and capitalized lease obligations         (1,791)         (3,028)             (7)
  Debt issue costs                                                                   (557)
  Proceeds from exercise of stock options                             158             232             403
  Proceeds from sale of common stock                                2,242
  Cash overdraft                                                                     (167)            167
                                                                ----------      ----------      ----------
    Net cash provided by continuing operations                        609           3,325           3,642
    Net cash provided by (used in) discontinued operations           (197)            819          (1,172)
                                                                ----------      ----------      ----------
      Net cash provided by financing activities                       412           4,144           2,470
                                                                ----------      ----------      ----------

    Net increase (decrease) in cash                                 1,372             216              (3)
Cash and cash equivalents beginning of year                           216               0               3
                                                                ----------      ----------      ----------
    Cash and cash equivalents end of year                       $   1,588       $     216       $       0
                                                                ==========      ==========      ==========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                                  $     596       $     356       $     101
                                                                ==========      ==========      ==========
      Income taxes (refunds)                                    $       9       $     (79)      $      28
                                                                ==========      ==========      ==========
See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS:

Prior to March 12, 1997, Cross Medical Products, Inc. and Subsidiary (the "Company"), formerly known as Danninger Medical Technology, Inc. and Subsidiaries, was engaged in two distinct business segments of the orthopedic device industry: 1) the design, manufacture, distribution and rental of orthopedic rehabilitation products ("recovery products") and 2) the design, manufacture and marketing of implants and instruments for the surgical treatment of degenerative diseases, deformities and trauma of the spine ("spinal implants"). On March 12, 1997, the Company sold substantially all of the assets and liabilities related to the recovery products segment (See Note
10). Effective March 21, 1997 Danninger Medical Technology, Inc. changed its name to Cross Medical Products, Inc. On February 12, 1998, the Company announced a merger agreement with Interpore International (See Note 11).

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

CASH AND CASH EQUIVALENTS:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has cash and investments on deposit with a single financial institution of $3,088,000 at December 31, 1997.

INVENTORIES:
Inventories are valued at the lower of first-in, first-out cost or market and consisted of the following (in thousands):

                                 1997            1996
                                ------          ------
        Raw materials           $  197          $  125
        Finished goods           5,949           3,498
        Consigned inventory      2,951           1,210
                                ------          ------
                                 9,097           4,833
        Less inventory reserve     638             304
                                ------          ------
                                $8,459          $4,529
                                ======          ======

PROPERTY AND EQUIPMENT:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method at rates designed to amortize the costs of such items over estimated useful lives ranging from three to five years. Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $279,000, $64,000 and $44,000, respectively.

Expenditures for major improvements are capitalized, while expenditures for repairs and maintenance are charged to operations as incurred. When property and equipment are retired or sold, the cost and related accumulated depreciation or amortization are removed from the accounts with any gain or loss reflected in the results of operations.

Property and equipment are comprised of (in thousands):

                                         1997            1996
                                        ------          ------
        Machinery and equipment         $  603          $  906
        Office furniture and fixtures      244              94
        Computer equipment                 436             106
        Leasehold improvements             169             131
                                        ------          ------
                                         1,452           1,237
        Less accumulated depreciation      482             453
                                        ------          ------
                                        $  970          $  784
                                        ======          ======

INTANGIBLE ASSETS:

Intangible assets include patents and a license right which are amortized on a straight-line basis over their estimated useful lives of seventeen years. Amortization begins at the time the patents are granted. Management periodically evaluates the recoverability of intangible assets based on estimated undiscounted future cash flows. Amortization expense for the years ended December 31, 1997, 1996 and 1995 was $6,000, $2,000 and $1,000,
respectively. Accumulated amortization of intangible assets was $9,000 and $3,000 at December 31, 1997 and 1996, respectively.

INVESTMENTS:

Investments include a 270 day certificate of deposit with a maturity of January 27, 1998 bearing interest of 5.65%. Management intends to hold the certificate to maturity. Accordingly, the investment is carried at cost.

REVENUE RECOGNITION:

Revenue from the sales of product is recognized upon shipment. Revenue from the sales of consigned inventory is recorded upon receipt of written acknowledgment from distributors that the surgical procedure has been completed.

Allowance for doubtful accounts was $167,000 and $95,000 at December 31, 1997 and 1996, respectively.

RESEARCH AND DEVELOPMENT:

Research and development costs are expensed as incurred.

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

NEW ACCOUNTING STANDARDS:

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Each standard will be effective December 31, 1998.

SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). SFAS No.
130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owners sources; it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement defines business segments as components of an enterprise about which separate financial information is available and used internally for evaluating segment performance and decision making on resource allocations. SFAS No. 131 requires reporting a measure of segment profit or loss, certain specific revenue and expense items, and segment assets; and other reporting about geographic and customer matters.

The Company is evaluating each of these pronouncements and has not yet determined the ultimate impact of these pronouncements on its future financial statements.

3. TERM DEBT:

Term debt at December 31, 1997 and 1996 was:

                                         1997            1996
                                        ------          ------
                                            (in thousands)
  Revolving credit agreement                            $1,495

  Convertible Subordinated Debentures,
    due in June 2003 plus interest at
    8.5%, payable semi-annually         $5,080           5,250

  Note payable, due in monthly
    installments of $1,666 plus
    interest at prime plus .75%,
    maturing in May 2001                                    87

  Note payable, related party, payable
    on demand with interest at 8%,
    payable annually                        80              80
                                        ------          ------
                                         5,160           6,912
Less current maturities                     80           1,594
                                        ------          ------
                                        $5,080          $5,318
                                        ======          ======

The Convertible Subordinated Debentures are convertible prior to maturity or redemption into the Company's Common Stock at $8.125 per share. Beginning
July 1, 1999, the Company will be obligated to redeem Debentures tendered by June 1, 1999 or June 1 of any succeeding year at their fair amount plus accrued interest, subject to an annual limitation of $25,000 per holder and an aggregate of $262,500. Redemption may be accelerated in the event of a change in control of the Company and in certain other circumstances as described in the bond indenture. The Debentures contain certain covenants with respect to default of interest and redemption payments and defaults under other indebtedness of the Company in excess of $1,000,000. Interest expense was $601,000, $418,000, and $102,000 in 1997, 1996, and 1995, respectively. During
1997, $170,000 of Debentures were converted to 20,920 shares of Common Stock.

Other assets include $573,000 of offering costs related to issuance of the Debentures. Amortization of such costs of $83,000 and $46,000 for the year ended December 31, 1997 and 1996, respectively, are included in interest expense. Accumulated amortization was $129,000 and $46,000 as of December 31, 1997 and 1996, respectively.

During 1995, the Company obtained a loan from a split-dollar life insurance policy in the irrevocable life trust of a significant shareholder and director at an interest rate of 8%, payable on the anniversary date of the loan.

Term debt maturities (in thousands):

                                        1998          $   80
                                        1999               0
                                        2000               0
                                        2001               0
                                        2002               0
                                        Thereafter     5,080
                                                      ------
                                                      $5,160
                                                      ======

4. RENTAL AND LEASE AGREEMENTS:

The Company leases its offices and distribution facility under an operating lease agreement which will expire on May 31, 2001. Total rent expense from continuing operations was $160,000, $103,000 and $42,000 in 1997, 1996, and
1995, respectively.

The Company leases certain office and computer equipment under noncancelable lease agreements that are accounted for as capitalized leases. The leases provide that the Company pay taxes, insurance and maintenance expenses related to the equipment. Leased equipment under capital leases is included in the accompanying consolidated balance sheet as property and equipment with an aggregate cost of $79,000 and $272,000, and accumulated depreciation of $25,000 and $37,000 at December 31, 1997 and 1996, respectively. New capital lease obligations were $38,000 and $236,000 in 1997 and 1996, respectively.

Future minimum payments under capital and operating leases are as follows (in thousands):

                                                Capital
        Year Ending December 31,                Leases          Operating
        ------------------------                ------          ---------
        1998                                    $ 20             $270
        1999                                      19              273
        2000                                      19              276
        2001                                      10              115
                                                ------          ---------
        Total minimum lease payments              68             $934
          Less amount representing interest        9
                                                ------
                                                  59
            Less current maturities               15
                                                ------
              Long-term obligations under
                capital leases                   $44
                                                ======

5. INCOME TAXES:

The components of the net deferred tax asset are (in thousands):

  Temporary differences:                        1997            1996
                                                -----           -----
  Deferred tax assets
    Accounts receivable                                         $ 32
    Inventories                                 $217             103
    Reserve liabilities                          407              34
    Net operating loss                                            79
    Tax credit carryforwards                     259             455
                                                -----           -----
    Total deferred tax asset                     883             703

  Deferred tax liability
    Property and equipment                       (55)            (44)
                                                -----           -----
  Net deferred tax asset                        $828            $659
                                                =====           =====

The current and non-current components of the net deferred tax asset recognized in the balance sheet are (in thousands):

                                                1997            1996
                                                -----           ----
  Net current asset                             $883            $703

  Net non-current liability                       55              44
                                                ----            ----
  Net asset                                     $828            $659
                                                ====            ====

The Company previously established a valuation allowance for the future recoverability of deferred tax assets. The allowance was established based on the Company's historical experience of paying federal income taxes at alternative minimum tax rates and expected limitations on the future use of research and development and alternative minimum tax credit carryforwards. During the fourth Quarter of 1996, the Company reversed the previously established valuation allowance based on the improved performance of the spinal implant segment during 1996 and expectations of future profitability.
Research and development credit carryforwards were $259,000 at December 31, 1997 and expires as follows: $78,000 in 2009, $35,000 in 2010, $88,000 in 2011, and $58,000 in 2012.

The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate (in thousands):

                                                 1997            1996            1995
                                                ------          ------          ------
  Income tax benefit at statutory rates         $(458)          $(251)          $(710)

  Increase (reduction) in taxes resulting from:
    Research and development tax credits          (58)            (88)            (35)

    Valuation allowance                                          (459)            101

    Other permanent differences                    32              10              (2)
                                                ------          ------          ------
      Total income tax benefit                  $(484)          $(788)          $(646)
                                                ======          ======          ======

Tax benefits credited to equity for stock options exercised were $0, $113,000 and $88,000 for the years ending December 31, 1997, 1996 and 1995, respectively.

6. SHAREHOLDERS EQUITY:

At December 31, 1997, the Company has three stock-based compensation plans, which are described below.

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

Changes in stock options are:

                                                Number of       Weighted Average
                                                 Shares           Option Price
--------------------------------------------------------------------------------
1995
    Outstanding at January 1, 1995              295,500                 $2.22
    Granted                                           0
    Exercised                                    20,100                 $1.73
    Canceled                                      6,400                 $2.16
                                                -------
    Outstanding at December 31, 1995            269,000                 $2.26
                                                =======
    Options exercisable at December 31, 1995    160,000

1996
    Outstanding at January 1, 1996              269,000                 $2.26
    Granted                                           0
    Exercised                                   124,441                 $2.42
    Canceled                                      8,500                 $2.15
                                                -------
    Outstanding at December 31, 1996            136,059                 $2.12
                                                =======
    Options exercisable at December 31, 1996     83,059

1997
    Outstanding at January 1, 1997              136,059                 $2.12
    Granted                                           0
    Exercised                                    25,059                 $2.56
    Canceled                                          0
                                                -------
    Outstanding at December 31, 1997            111,000                 $2.02
                                                =======
    Options exercisable at December 31, 1997     83,000


As of December 31, 1997, the options outstanding under the Incentive Plan have exercise prices between $1.75 and $2.38 and a weighted-average remaining contractual life of 1.4 years. The remaining options become exercisable in 1998 - 14,000 shares; 1999 - 14,000 shares. Certain options exercised in 1996 resulted from the exchange of 17,402 shares of common stock held by the participants at the then current market value of $152,268 for the exercise of options to purchase 65,841 shares of common stock. These shares were retired in 1997.

In April 1984, the Company adopted a Nonstatutory Stock Option Plan (Nonstatutory Plan) which expired on April 26, 1994. The Nonstatutory Plan specified that options be granted to officers, directors, advisors and key employees at a price specified by the Board of Directors on the date the option was granted. The options vest pro rata over a period of up to five years beginning one year from date of grant and expire six years from date of grant. The Company has reserved 300,000 shares of common stock.

Changes in stock options are:

                                                Number of       Weighted Average
                                                 Shares           Option Price
--------------------------------------------------------------------------------
1995
    Outstanding at January 1, 1995               97,500                 $2.47
    Granted                                           0
    Exercised                                    26,000                 $2.25
    Canceled                                          0
                                                -------
    Outstanding at December 31, 1995             71,500                 $2.54
                                                =======
    Options exercisable at December 31, 1995     71,500

1996
    Outstanding at January 1, 1996               71,500                 $2.54
    Granted                                           0
    Exercised                                    14,000                 $2.37
    Canceled                                          0
                                                -------
    Outstanding at December 31, 1996             57,500                 $2.59
                                                =======
    Options exercisable at December 31, 1996     57,500

1997
    Outstanding at January 1, 1997               57,500                 $2.59
    Granted                                           0
    Exercised                                         0
    Canceled                                          0
                                                -------
    Outstanding at December 31, 1997             57,500                 $2.59
                                                =======
    Options exercisable at December 31, 1997     57,500


As of December 31, 1997, the options outstanding under the Nonstatutory Plan have exercise prices between $1.94 and $2.94 and a weighted-average remaining contractual life of 1.1 years.

In February 1994, the Company adopted the 1994 Stock Option Plan (1994 Plan). The 1994 Plan was intended to replace both the Incentive Plan and the Nonstatutory Plan. The 1994 Plan is administered by the Committee. The 1994 Plan provides for the granting of nonstatutory or incentive options to directors, consultants, advisors, or key employees of the Company who are selected by the Committee. Vesting periods are determined by the Committee. The Company has reserved 1,000,000 shares of common stock for distribution under the 1994 Plan.

Changes in stock options are:

                                                Number of       Weighted Average
                                                 Shares           Option Price
--------------------------------------------------------------------------------
1995
    Outstanding at January 1, 1995               45,000                 $3.50
    Granted                                     150,000                 $5.64
    Exercised                                    10,000                 $3.50
    Canceled                                      9,000                 $4.25
                                                -------
    Outstanding at December 31, 1995            176,000                 $5.28
                                                =======
    Options exercisable at December 31, 1995     45,000

    Weighted-average fair value of options
      granted during 1995                                               $3.20

1996
    Outstanding at January 1, 1996              176,000                 $5.28
    Granted                                     164,000                 $6.74
    Exercised                                     7,000                 $4.25
    Canceled                                     18,000                 $4.91
                                                -------
    Outstanding at December 31, 1996            315,000                 $6.09
                                                =======
    Options exercisable at December 31, 1996    142,800

    Weighted-average fair value of options
      granted during 1996                                               $3.76

1997
    Outstanding at January 1, 1997              315,000                 $6.09
    Granted                                     227,276                 $7.94
    Exercised                                    22,000                 $5.55
    Canceled                                     15,000                 $7.38
                                                -------
    Outstanding at December 31, 1997            505,276                 $6.91
                                                =======
    Options exercisable at December 31, 1997    298,177

    Weighted-average fair value of options
      granted during 1997                                               $4.50


As of December 31, 1997, the options outstanding under the 1994 Plan have exercise prices between $3.50 and $8.875 and a weighted-average remaining contractual life of 4.4 years. The remaining options become exercisable in 1998 - 100,779 shares; 1999 - 34,480 shares; 2000 - 34,480 shares;
2001 - 23,680 shares; and 2002 - 13,680 shares.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. There has been no compensation cost charged against income for its stock option plans in 1995, 1996, and 1997. Had compensation cost for the Company's three stock option plans been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands):

                                                         1997            1996
                                                        ------          ------
  Net income                    As reported             $1,608          $1,281
                                Pro forma               $1,250          $1,093

  Diluted earnings per share    As reported             $0.32           $0.26
                                Pro forma               $0.25           $0.22

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 7%, expected life of 5 years and expected volatility of 57%.

In August 1997, the Company sold restricted common shares to a distributor. The restrictions include a two year holding period and certain voting restrictions. The Company has the right of first refusal in the event of a transfer of such shares and the distributor is prohibited from the purchase of additional shares.

7. EMPLOYEE BENEFIT PLAN:

In January 1992, the Company adopted a 401(k) profit sharing plan (the Plan) covering substantially all employees. Pursuant to the Plan, employees may make voluntary contributions, and the Company may make matching contributions based on 25% of the employee's contribution, up to 4% of the employee's salary, subject to certain limitations. The Company expensed matching contributions of $15,000, $7,000 and $6,000 during 1997, 1996, and 1995, respectively.

8. FOURTH QUARTER ADJUSTMENTS:

During the fourth quarter of 1997, the Company recognized $700,000 of inventory valuation adjustments related to obsolete and slow-moving inventory.

During the fourth quarter of 1996, the Company increased the reserve for product liability by $70,000 and recognized income of $459,000 from the reversal of a valuation allowance provided against deferred tax assets.

9.  EARNINGS PER SHARE CALCULATIONS:

The Company adopted Statement of Financial Accounting Standard No. 128
("FAS 128"), Earnings Per Share, for the year ended December 31, 1997. All prior period earnings per share data have been restated to conform to the provisions of this statement. Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock and convertible subordinated debentures. For purposes of computing diluted earnings per share assuming conversion of the subordinated debentures, income from continuing operations is adjusted for interest expense, net of tax. For the years ended December 31, 1997, 1996 and 1995, the common stock equivalents were not considered in the diluted earnings per share calculation since the results were antidilutive.

10. SALE OF RECOVERY PRODUCTS SEGMENT:

On March 12, 1997, the Company entered into an agreement to sell its recovery products segment for approximately $8,200,000 in cash and the assumption of approximately $5,000,000 of debt and other liabilities. The buyer also acquired 30,000 shares of the Company's common stock for $242,000. The buyer entered into a "temporary services agreement" to pay the Company $30,000 a month for the use of the Company's facility and accounting services from the date of the sale until July 1997. In connection with the sale, the Company agreed to retain cash, leasehold improvements, other assets and certain related accrued liabilities and leases of the discontinued segment.

The Company recognized a gain of $2,180,000, net of related income taxes of $1,400,000. Included in the determination of the gain are future lease commitments of $332,000, severance and other compensation arrangements of $96,000 and disposal costs of $222,000. At December 31, 1997, the Company is in negotiations with the buyer concerning matters related to escrow deposits and the temporary services agreement.

Revenues from discontinued operations through the date of disposal were $2,500,000. Accrued disposition costs at December 31, 1997 include estimated amounts for lease commitments and other contingent liabilities related to discontinued operations.

11. MERGER AGREEMENT:

On February 12, 1998, the Company entered into a definitive merger agreement with Interpore International, Inc., a California-based company. The agreement calls for each shareholder of the Company to receive 1.275 shares of Interpore common stock in exchange for each of their shares of the Company's common stock. It is anticipated that the transaction will be consumated after the customary conditions are met and after approval by the shareholders of each company.
The transaction is expected to close prior to June 30, 1998.

Interpore International is a biomaterials company specializing in the development, manufacture and marketing of synthetic bone and tissue products for use in the orthopaedic markets.

12. COMMITMENTS AND CONTINGENCIES:

In 1996, the Company maintained a claims made product liability insurance policy with $50,000 per occurrence and $250,000 aggregate retention limits. Beyond these retention limits, the policy covers aggregate insured claims made during each policy year up to $5,000,000. Effective January 1, 1997, the Company revised its product liability insurance policy with the recovery products business having a $75,000 per occurrence and $250,000 aggregate retention limits and the spinal implant business having a $100,000 per occurrence and $500,000 aggregate retention limits. The new policy covers aggregate insured claims made during each policy year up to $5,000,000. For spinal implant claims incurred before January 1, 1997, and filed anytime within five years after such date, the Company's aggregate insured claims limit equals the outstanding balance for spinal implants claims incurred after December 31, 1996. For spinal implant claims incurred after December 31, 1996, the new policy limits would apply.

The Company and other spinal implant manufacturers have been named as defendants in various class action product liability lawsuits alleging that the plaintiffs were injured by spinal implants supplied by the Company and others. All such lawsuits were consolidated for pretrial proceedings in the Federal District Court for the Eastern District of Pennsylvania, and on February 22, 1995, the plaintiffs were denied class certification. In response to the denial of class certification, a large number of additional individual lawsuits have been filed alleging, in addition to damages from spinal implants, a conspiracy among manufacturers, physicians and other spinal implant industry members. Approximately 750 such lawsuits have been filed in which the Company is a party, although none of these lawsuits involve the Company's products. The Company cannot estimate precisely at this time the number of such lawsuits that may eventually be filed. The vast majority of such lawsuits are pending in federal courts and are in preliminary stages. Discovery proceedings, including the taking of depositions, have commenced in certain of the lawsuits. Plaintiffs in these cases typically seek relief in the form of monetary damages, often in unspecified amounts. While the aggregate monetary damages eventually sought in all of such individual actions is substantial and exceeds the limits of the Company's product liability insurance policies, the Company believes that it has affirmative defenses, including, without limitation, preemption, and that these individual lawsuits are otherwise without merit. In addition, the Company has been named as a defendant in sixteen cases alleging claims of product liability for defective products manufactured by the Company. An estimate of the amount of loss cannot be made as the Company does not have sufficient information on which to base an estimate. All pending cases are being defended by the Companys insurance carrier, in some cases under a reservation of rights. There can be no assurance, however, that the $5,000,000 per annum limit of the Companys coverage will be sufficient to cover the cost of defending all lawsuits or the payment of any amounts that may be paid in satisfaction of any settlements or judgments. Further, there can be no assurance that the Company will continue to be able to obtain sufficient amounts of product liability insurance coverage at commercially reasonable premiums.

The range of estimated product liability exposures was $300,000 to $575,000. The Company has provided a reserve for these exposures of $300,000.

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

The Company has royalty agreements with the inventors of the spinal implant systems. The Company is obligated to pay the inventors 6.5% (and increasing 1/2% annually up to 8%) of the net revenues generated from the sales of these spinal implant products.

International sales were $5,100,000, $4,200,000, $1,400,000 in 1997, 1996, and 1995, respectively. Sales to individual customers constituting more than 10% of net sales were $1,837,000 and $652,000, in 1996, and 1995, respectively. Accounts receivable include amounts from two customers of approximately $1,500,000 at December 31, 1996.


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

As of February 1998, the following broker-dealer firms made a market in Cross Medical Products, Inc.'s Common Stock.

        Charles M. Blair & Co., Inc.

        Herzog, Heine, Geduld, Inc.

        Mayer & Schweitzer, Inc.

        McDonald & Company Securities, Inc.

        NatCity Investment Inc.

        The Ohio Company

        Paine Webber, Incorporated

        Rodman & Renshaw, Inc.

        Sherwood Securities

        Wedbush Morgan Securities, Inc.

                         High            Low
                        ------          ------
1996

First Quarter           $8.00           $5.75

Second Quarter          $9.00           $6.25

Third Quarter           $7.50           $5.25

Fourth Quarter          $9.00           $6.25


1997

First Quarter           $9.13           $7.25

Second Quarter          $7.38           $6.00

Third Quarter           $8.88           $6.88

Fourth Quarter          $9.75           $7.50
